April 2011 Pricing Sheet dated April 12, 2011 relating to Preliminary Pricing Supplement No. 747 dated April 7, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Securities Based on the Value of the S&P 500® Index due April 15, 2021
PRICING TERMS – APRIL 12, 2011
Issuer:	Morgan Stanley
Maturity date:	April 15, 2021
Underlying index:	S&P 500® Index
Aggregate principal amount:	$1,500,000
Payment at maturity	▪	If final index value is greater than or equal to the upper threshold level, $30.
(per security):	▪	If final index value is greater than or equal to the lower threshold level but less than the upper threshold level, $10 + ($10 × the leverage performance factor × the index percent change). This amount will be greater than or equal to $10 and less than $30.
	▪	If final index value is less than the lower threshold level, $10 × the index performance factor. This amount will be less than the stated principal amount of $10 and could be zero.
Index percent change:	(final index value – lower threshold level) / lower threshold level
Upper threshold level:	1,440
Lower threshold level:	1,200
Final index value:	The index closing value on the valuation date
Valuation date:	April 12, 2021, subject to adjustment for non-index business days and certain market disruption events
Leverage performance factor:	1,000%
Index performance factor:	final index value / lower threshold level
Stated principal amount:	$10 per security
Issue price:	$10.91 per security
Pricing date:	April 12, 2011
Original issue date:	April 15, 2011 (3 business days after the pricing date)
CUSIP:	61760E580
ISIN:	US61760E5805
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$10.91	$0.10	$10.81
Total	$1,636,500	$15,000	$1,621,500
(1)
For additional information see “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”), an affiliate of The McGraw-Hill Companies, Inc. (“MGH”), and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by S&P or MGH, and S&P and MGH make no representation regarding the advisability of investing in the securities.

You should read this document together with the accompanying preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 747 dated April 7, 2011
Prospectus Supplement dated December 23, 2008	Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.